SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         x                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                             No          x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.     A notice of the first extraordinary general meeting for the year 2016 of China Petroleum & Chemical Corporation (the “Registrant”); and
2.     An announcement  regarding election of director and provision of guarantee for Zhongtian  Hechuang  Energy  Co.,  Ltd. by the Registrant.

Each made by the Registrant on January 7, 2016.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL
MEETING FOR THE YEAR 2016

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting ( “Extraordinary General Meeting” or “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2016 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m.

Ordinary Resolutions to be considered and approved at the Extraordinary General Meeting

By way of non-cumulative voting:

1.	To elect Mr. Ma Yongsheng as the executive director of the Sixth Session of the board of directors of the Company; and

2.	To consider and approve the provision of completion guarantee for Zhongtian Hechuang Energy Co., Ltd. in relation to its project financing.

Details of the resolutions are included in the circular to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Hong Kong Stock Exchange (http:// www.hkexnews.hk).

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, PRC
7 January 2016

Notes:

I.  Attendee of Extraordinary General Meeting

1.	Eligibility for attending the Extraordinary General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 25 January 2016 are eligible to attend the Extraordinary General Meeting. Holders of H Shares who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 25 January 2016.

2.	Proxy

(1)
A member eligible to attend and vote at Extraordinary General Meeting is entitled  to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Extraordinary General Meeting. Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies shall exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others

II.  Registration procedures for attending the Extraordinary General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Friday, 5 February 2016.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 26 January 2016 to Thursday, 25 February 2016 (both days inclusive).

III.  Miscellaneous

1.	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company: 166 Lujiazui East Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is:

22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

#    Executive Director
*   Non-executive Director
+   Independent Non-executive Director

Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ELECTION OF DIRECTOR
AND
PROVISION OF GUARANTEE FOR
ZHONGTIAN HECHUANG ENERGY CO., LTD

Notice of convening the EGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m. is set out in this circular. Whether or not you are able to attend the EGM, please complete and return the form of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the EGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

7 January 2016

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Articles of Association”	the Articles of Association of the Company

“Bank Syndicate”	a bank syndicate group proposed to be formed by ICBC,CCB and BOC as the lead banks

“Board”	the board of directors of Sinopec Corp.

“BOC”	Bank of China Limited (中國銀行股份有限公司)

“CCB”	China Construction Bank Corporation (中國建設銀行股份有限公司)

“China Coal Energy”	China Coal Energy Company Limited (中國中煤能源股份有限公司)

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“Extraordinary General Meeting” or “EGM”
the first extraordinary general meeting of Sinopec Corp. for the year 2016 to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m.

“Great Wall Energy”	Sinopec Great Wall Energy and Chemical Co., Ltd. (中國石化長城能源化工有限公司)

“Guarantee” or “Completion Guarantee”	the completion guarantee to be provided by Sinopec Corp. to secure the financing for the Project

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“ICBC”	Industrial and Commercial Bank of China Limited (中國工商銀行股份有限公司)

“Man Shi Company”	Nei Mongol Man Shi Coal Group Co., Ltd. (內蒙古滿世煤炭集團股份有限公司)

DEFINITIONS

“PRC” or “China”	for the purpose of this circular, the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“Project”	Zhongtian Hechuang Ordos coal deep processing demonstration project

“Proposal”	the Proposal on Providing Completion Guarantee for the Project Financing

“Proposed Appointment”	The proposed appointment of Mr. Ma Yongsheng as an executive Director of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Guidelines on Connected Transactions”	The Guidelines of Shanghai Stock Exchange on Connected Transactions of Listed Companies (《上海證券交易所上市公司關聯交易實施指引》)

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholders”	holder(s) of the Company’s Share(s)

“Shenergy”	Shenergy Co., Ltd. (申能股份有限公司)

“Zhongtian Hechuang”	Zhongtian Hechuang Energy Co., Ltd. (中天合創能源有限責任公司)

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Non-Executive Directors:
Wang Yupu

Executive Director
Li Chunguang
Zhang Jianhua
Wang Zhigang
Dai Houliang
Zhang Haichao
Jiao Fangzheng

Independent Non-Executive Directors:
Jiang Xiaoming
Andrew Y. Yan
Tang Min
Fan Gang
Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 PRC

7 January 2016

To the Shareholders

ELECTION OF DIRECTOR
AND
PROVISION OF GUARANTEE FOR
ZHONGTIAN HECHUANG ENERGY CO., LTD

I.	INTRODUCTION

References are made to the announcements published by the Company dated 28 December 2015 in relation to the proposed appointment of Director and the provision of guarantee for Zhongtian Hechuang Energy Co., Ltd. The purpose of this circular is to provide you with further information in relation to such matters.

LETTER FROM THE BOARD

II.	ELECTION OF DIRECTOR

The Board has proposed to appoint Mr. Ma Yongsheng as an executive Director of the Company. The Proposed Appointment is subject to the approval of the Shareholders by way of ordinary resolution at the EGM. All Independent Non-executive Directors of the Company consented to this Proposed Appointment. The biography of Mr. Ma Yongsheng is as follows:

Ma Yongsheng, aged 54. Mr. Ma Yongsheng is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Branch; in April 2006, he was appointed as Executive Deputy Manager (presiding over the work), Chief Geologist of Sinopec Southern Exploration and Production Branch; in January 2007, he was appointed as Manager and Party Secretary of Sinopec Southern Exploration and Production Branch; in March 2007, he served as General Manager and Deputy Party Secretary of Sinopec Exploration Branch; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Party Secretary of Sinopec Exploration Branch; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; since July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; since August 2013, he was appointed as Chief Geologist of Sinopec Corp.; and since December 2015, he served as Vice President of China Petrochemical Corporation.

Save as disclosed above, Mr. Ma Yongsheng did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and he had no relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this circular, Mr. Ma Yongsheng does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ma Yongsheng shall enter into the service contract with Sinopec Corp. if his Proposed Appointment is approved at the EGM and his term of office shall start from the date when his appointment is approved at the EGM to the date when the term of the sixth session of the Board expires. The remuneration of Mr. Ma Yongsheng as an executive Director will be determined according to relevant state regulations and the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Ma Yongsheng during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Hong Kong Stock Exchange or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

III.	PROVISION OF GUARANTEE FOR ZHONGTIAN HECHUANG ENERGY CO., LTD

1.	Overview of the Guarantee

(1)	Background information

Zhongtian Hechuang proposes to procure financing for the Project from the Bank Syndicate in the amount of RMB44 billion. Since the Project is still in the construction phase and is not eligible for asset-based mortgage loans, the Bank Syndicate requires the shareholders of Zhongtian Hechuang, i.e. China Coal Energy, Shenergy, Man Shi Company and Sinopec Corp. (with an indirect shareholding of 38.75% in Zhongtian Hechuang through Great Wall Energy), to provide the completion guarantee of the Project in proportion to their respective shareholdings in Zhongtian Hechuang. The Guarantee is provided in favor of the Bank Syndicate to be formed by ICBC, CCB and BOC as lead banks to secure the repayment of the Project financing by Zhongtian Hechuang. The amount of the Guarantee to be provided by the Company for Zhongtian Hechuang shall cover a principal amount of RMB17.05 billion and the interests accrued thereon. The agreements relating to the Guarantee have not been duly executed yet.

(2)	Internal decision-making process for the Guarantee

The Proposal is considered and approved at the fourth meeting of its sixth session of Board of Directors dated 28 December 2015, where all the Directors of the Company unanimously agreed to the provision by Sinopec Corp. of a Completion Guarantee subject to the provision of completion guarantees by the other shareholders of Zhongtian Hechuang on a pro-rata basis.

Mr. Chang Zhenyong, the Vice President of the Company, also serves as the Vice Chairman of the board of directors of Zhongtian Hechuang. According to the Shanghai Listing Rules and the Shanghai Guidelines on Connected Transactions, Zhongtian Hechuang is a connected party of Sinopec Corp.; therefore, the Guarantee is a guarantee for a connected person under the Shanghai Listing Rules and the Shanghai Guidelines on Connected Transactions and is thus subject to the approval by the shareholders at the EGM. However, the Guarantee does not constitute a connected transaction of the Company pursuant to the Hong Kong Listing Rules.

2.	General Information of the Guaranteed Party

(1)	General information of the guaranteed party

Name: Zhongtian Hechuang Energy Co., Ltd.

Address: Nan Yingbin Road, Etuoke West Street, Ordos, Nei Mongol Autonomous Region

Legal Representative: Li Fuyou

LETTER FROM THE BOARD

Scope of Business: coal washing, dressing and sale; manufacture and sale of coal chemical products (excluding hazardous materials); manufacture, repair and maintenance of mining machineries and chemical machineries; lease of coal chemical equipment and devices; research, development, application and provision of consultancy services on technologies and information relating to coal and coal chemical energy products.

The credit rating for Zhongtian Hechuang is BBB+. Below are the financial information of Zhongtian Hechuang for the preceding year and the 11 months ended 30 November 2015:

		Unit: RMB Billion

Item	At 31 December 2014	At 30 November 2015
	(audited)	(unaudited)

Total assets	21.55	38.68
Total liabilities	8.62	22.75
Total bank loans	4.20	14.14
Total current liabilities	6.27	11.78
Net assets	12.93	15.93

Item	As of 31 December 2014	As of 30 November 2015
	(audited)	(unaudited)

Operating income	0	0
Net profit	0	0

(2)	Relationship between the guaranteed party and the Company

Below is the shareholding structure of Zhongtian Hechuang as at the date of this circular:

LETTER FROM THE BOARD

3.	Key Terms of the Guarantee Agreement

Zhongtian Hechuang proposes to procure financing for the Project from the Bank Syndicate in the amount of RMB44 billion. The Company provides a guarantee in proportion to its (indirect) shareholding in Zhongtian Hechuang to secure the timely repayment of such financing by Zhongtian Hechuang. The Guarantee to be provided by the Company shall cover a principal amount of RMB17.05 billion and the interests accrued thereon and shall terminate when the Project satisfies the conditions for the release of the Guarantee as set forth in the financing documents. There is no counter-guarantee.

The proposed conditions for the release of the Guarantee are as follows:

(a)
The Project has met the completion conditions set forth in the financing documents; the mining rights, land use rights and other assets of Zhongtian Hechuang have met the conditions for mortgage as imposed by the Bank Syndicate; the said assets of Zhongtian Hechuang have been mortgaged to the Bank Syndicate;

(b)	The Project has been making profits for three consecutive years;

(c)	The operating cash flow of Zhongtian Hechuang has been positive for two consecutive years prior to the release of the Guarantee;

(d)	Zhongtian Hechuang has repaid at least 30% of the principal amount owed to the Bank Syndicate.

The Company has not yet entered into any guarantee agreement in relation to the Guarantee.

4.	Opinions of the Board

The Guarantee has obtained the approval of the Independent Non-executive Directors of the Company before being submitted to the Board for consideration and approval. The Independent Non-executive Directors have expressed their independent opinions on the Guarantee that the approval process and voting procedures in connection with the Proposal are in compliance with the provisions of applicable laws and regulations and the Articles of Association; that the Guarantee is a guarantee for a connected party and is subject to the consideration and approval by the shareholders at the EGM; that the financial risks associated with the Guarantee are controllable and there is nothing in violation of the provisions of any applicable laws, regulations or the Articles of Association; that the Guarantee caters to the actual operational needs of the Company, is in the interests of the Company as a whole and has no harm to the interests of the Company and of its minority shareholders.

The Proposal is considered and approved at the fourth meeting of its sixth session of board of directors, where the Board agreed to the provision by Sinopec Corp. of a Completion Guarantee subject to the provision of completion guarantees by the other shareholders of Zhongtian Hechuang on a pro-rata basis and the submission of the Completion Guarantee to the EGM for consideration and approval. The Completion Guarantee shall cover a principal amount of RMB17.05 billion and accrued interests and shall terminate when the conditions for the release of the Completion Guarantee as set forth in the financing documents are satisfied. The Board also authorised the Chief Financial Officer of the Company to sign relevant documents.

LETTER FROM THE BOARD

5.	Aggregated Amount of External Guarantees and Amount of Overdue External Guarantees

As of 30 November 2015, the balance of the external guarantees of the Company and its controlled subsidiaries amounted to RMB3.98 billion and the guarantees provided by the Company to its controlled subsidiaries aggregated to RMB22.46 billion, representing 0.6% and 3.3% of the latest audited net assets (at 30 June 2015) of the Company respectively. There are no overdue guarantees.

IV.	RECOMMENDATION OF THE BOARD

The Board considers that the resolutions in relation to the election of Director and the provision of Guarantee are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such resolutions to be proposed at the EGM as set out in the notice of the EGM.

V.	Extraordinary GENERAL MEETING

Notice of convening the EGM to be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m. is set out on pages 9 to 11 of this circular.

Reply slip and form of proxy for use in connection with the EGM will be dispatched to Shareholders with this circular. Whether or not you intend to attend the EGM in person, you are requested to complete the reply slip in accordance with the instructions printed thereon and return the reply slip by post or by fax or by personal delivery to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC, Fax no.: (+86)10 5996 0386) on or before Friday, 5 February 2016. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending and voting in person at the EGM should they so wish.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish. Shareholders (or their proxies) shall vote by poll.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board

7 January 2016

As of the date of this circular, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting ( “Extraordinary General Meeting” or “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2016 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Thursday, 25 February 2016 at 9:00 a.m.

Ordinary Resolutions to be considered and approved at the Extraordinary General Meeting

By way of non-cumulative voting:

1.	To elect Mr. Ma Yongsheng as the executive director of the Sixth Session of the board of directors of the Company; and

2.	To consider and approve the provision of completion guarantee for Zhongtian Hechuang Energy Co., Ltd. in relation to its project financing.

Details of the resolutions are included in the circular to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Hong Kong Stock Exchange (http:// www.hkexnews.hk).

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, PRC
7 January 2016

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

Notes:

I.	Attendee of Extraordinary General Meeting

1.	Eligibility for attending the Extraordinary General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 25 January 2016 are eligible to attend the Extraordinary General Meeting. Holders of H Shares who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 25 January 2016.

2.	Proxy

(1)
A member eligible to attend and vote at Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Extraordinary General Meeting. Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies shall exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

II.	Registration procedures for attending the Extraordinary General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Friday, 5 February 2016.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Tuesday, 26 January 2016 to Thursday, 25 February 2016 (both days inclusive).

III.	Miscellaneous

1.	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company: 166 Lujiazui East Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is:

22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 8, 2016